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July 9, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Joseph Klinko and Lily Dang

Re:	Better Choice Company Inc.
Form 10-K for the Fiscal Year ended August 31, 2018
Filed December 21, 2018
Form 8-K filed May 10, 2019
Form 8-K filed May 23, 2019
File No. 333-161943

Dear Mr. Klinko and Ms. Dang:

On behalf of Better Choice Company Inc., a Delaware corporation (the “Company”), this letter is to confirm the receipt of your letter dated June 17, 2019 regarding the review of the above-referenced filings (the “Comments”), and to hereby request an extension of the period of time in which the Company has to respond to the Comments. The Company expects to respond to the Comments on or before July 15, 2019.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (212) 906-1297.

Very truly yours,

/s/ Erika L. Weinberg
Erika L. Weinberg
of LATHAM & WATKINS LLP

cc:	Damian Dalla-Longa, Co-Chief Executive Officer, Better Choice Company Inc.
Lori Taylor, Co-Chief Executive Officer, Better Choice Company Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP